Exhibit 99.1

GM and Lithium Americas to Develop U.S.-Sourced Lithium Production
through $650 Million Equity Investment and Supply Agreement

  Thacker Pass in Nevada is the largest known source of lithium in the United States
  GM to receive exclusive access to Phase 1 production
  Material sourced from Lithium Americas will help support EV eligibility for consumer incentives under the U.S. clean energy tax credits

DETROIT AND VANCOUVER – General Motors Co. (NYSE: GM) and Lithium Americas Corp. (TSX: LAC and NYSE: LAC) announced today they will jointly invest to develop the Thacker Pass mine in Nevada, which is the largest known source of lithium in the United States and the third largest in the world.

Under the agreement, GM will make a $650 million equity investment in Lithium Americas, which represents the largest-ever investment by an automaker to produce battery raw materials. Lithium Americas estimates the lithium extracted and processed from the project can support production of up to 1 million EVs per year.

Lithium carbonate from Thacker Pass will be used in GM’s proprietary Ultium battery cells. Lithium is a key material in lithium-ion batteries and stands up well to repeated charging and discharging (including enabling fast charging), delivers higher energy density, and offers more usable capacity than other battery types.

GM is launching a broad portfolio of trucks, SUVs, luxury vehicles and light commercial vehicles using the Ultium Platform, including the GMC HUMMER EV Pickup and SUV, GMC Sierra EV, Cadillac LYRIQ, Cadillac CELESTIQ, Chevrolet Silverado EV, Chevrolet Blazer EV, Chevrolet Equinox EV, BrightDrop Zevo 400 and BrightDrop Zevo 600.

“GM has secured all the battery material we need to build more than 1 million EVs annually in North America in 2025 and our future production will increasingly draw from domestic resources like the site in Nevada we’re developing with Lithium Americas,” said GM Chair and CEO Mary Barra. “Direct sourcing critical EV raw materials and components from suppliers in North America and free-trade-agreement countries helps make our supply chain more secure, helps us manage cell costs, and creates jobs.”

“The agreement with GM is a major milestone in moving Thacker Pass toward production, while setting a foundation for the separation of our U.S. and Argentine businesses,” said Lithium Americas President and CEO Jonathan Evans. “This relationship underscores our commitment to develop a sustainable domestic lithium supply chain for electric vehicles. We are pleased to have GM as our largest investor, and we look forward to working together to accelerate the energy transition while spurring job creation and economic growth in America.”

GM’s investment will be split between two tranches. The funds for the first tranche will be held in escrow until certain conditions are met, including the outcome of the Record of Decision ruling currently pending in U.S. District Court. If those conditions are met, the funds will be released and GM will become a shareholder in Lithium Americas. The escrow release is expected to occur no later than the end of 2023. The second tranche investment is expected to be made into Lithium Americas’ U.S.-focused lithium business following the separation of its U.S. and Argentina businesses and is contingent on similar conditions, including Lithium Americas securing sufficient capital to fund the development expenditures to support Thacker Pass.

Production at Thacker Pass is projected to begin in the second half of 2026. In connection with the closing of the first tranche investment, GM will receive exclusive access to Phase 1 production through a binding supply agreement and has the right of first offer on Phase 2 production. Lithium Americas expects Thacker Pass to create 1,000 jobs in construction and 500 in operations.

GM has announced four U.S. cell plants with annual capacity of 160 gigawatt hours, including the Ultium Cells joint venture plant with LG Energy Solution in Warren, Ohio, which is in production, and additional JV sites in Spring Hill, Tennessee and Lansing, Michigan that are scheduled to open in 2023 and 2024, respectively. The first three Ultium Cells plants are expected to create 6,000 jobs in construction and 5,000 in operations.

GM is currently building EVs in two Michigan plants, one Tennessee plant and one Ontario plant, and its suppliers are investing to create a robust North America-focused supply chain for EV raw materials, processed material and components, with major projects under way in California, Texas, Ohio and Quebec.

General Motors (NYSE:GM) is a global company focused on advancing an all-electric future that is inclusive and accessible to all. At the heart of this strategy is the Ultium battery platform, which will power everything from mass-market to high-performance vehicles. General Motors, its subsidiaries and its joint venture entities sell vehicles under the Chevrolet, Buick, GMC, Cadillac, Baojun and Wuling brands. More information on the company and its subsidiaries, including OnStar, a global leader in vehicle safety and security services, can be found at https://www.gm.com.

Lithium Americas (TSX: LAC and NYSE: LAC) is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction.

Cautionary Note on Forward-Looking Statements: This press release and related comments by management may include “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements are any statements other than statements of historical fact. Forward-looking statements represent our current judgment about possible future events and are often identified by words such as “anticipate,” “appears,” “approximately,” “believe,” “continue,” “could,” “designed,” “effect,” “estimate,” “evaluate,” “expect,” “forecast,” “goal,” “initiative,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “priorities,” “project,” “pursue,” “seek,” “should,” “target,” “when,” “will,” “would,” or the negative of any of those words or similar expressions. In making these statements, we rely upon assumptions and analysis based on our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any future events or financial results, and our actual results may differ materially due to a variety of factors, many of which are described in our most recent Annual Report on Form 10-K and our other filings with the U.S. Securities and Exchange Commission. We caution readers not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other factors that affect the subject of these statements, except where we are expressly required to do so by law.

###

CONTACTS:
David Barnas
GM Communications
248-918-8946
david.barnas@gm.com

Lithium Americas Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com